                                                                    EXHIBIT 12-B

                      FORD MOTOR COMPANY AND SUBSIDIARIES

         CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (IN MILLIONS)

                                            FIRST               FOR THE YEARS ENDED DECEMBER 31
                                           QUARTER    ---------------------------------------------------
                                            1999       1998       1997       1996       1995       1994
                                           -------     ----       ----       ----       ----       ----
Earnings
     Income before income taxes........    $3,003     $25,396    $10,939    $ 6,793    $ 6,705    $ 8,789
     Equity in net (income)/loss of
       affiliates plus dividends from
       affiliates......................       (41)         78        121         36        179       (182)
     Adjusted fixed charges(a).........     2,268       9,215     10,911     10,801     10,556      8,122
                                           ------     -------    -------    -------    -------    -------
          Earnings.....................    $5,230     $34,689    $21,971    $17,630    $17,440    $16,729
                                           ======     =======    =======    =======    =======    =======
Combined Fixed Charges and Preferred
  Stock Dividends
     Interest expense(b)...............    $2,192     $ 8,919    $10,570    $10,464    $10,121    $ 7,787
     Interest portion of rental
       expense(c)......................        61         245        309        300        396        265
     Preferred stock dividend
       requirements of majority owned
       subsidiaries and trusts(d)......        14          55         55         55        199        160
                                           ------     -------    -------    -------    -------    -------
          Fixed charges................     2,267       9,219     10,934     10,819     10,716      8,212
Ford preferred stock dividend
  requirements(e)......................         6         122         82         95        459        472
                                           ------     -------    -------    -------    -------    -------
     Total combined fixed charges and
       preferred stock dividends.......    $2,273     $ 9,341    $11,016    $10,914    $11,175    $ 8,684
                                           ======     =======    =======    =======    =======    =======
Ratios
     Ratio of earnings to fixed
       charges.........................       2.3         3.8(f)     2.0        1.6        1.6        2.0
     Ratio of earnings to combined
       fixed charges and preferred
       stock dividends.................       2.3         3.7(f)     2.0        1.6        1.6        1.9

-------------------------
(a) Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(c) One-third of all rental expense is deemed to be interest.

(d) Preferred stock dividend requirements of Ford Holdings, Inc. (1995 - 1993) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.

(e) Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.

(f) Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.